

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via E-mail
John Falhberg
President
TravelSafe, Inc.
12926 Morehead
Chapel Hill, NC 27517

      Re: TravelSafe, Inc.
               Amendment No. 3 to
               Registration Statement on Form S-1
               Filed December 23, 2013
               File No. 333-191443

Dear Mr. Falhberg:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We reissue, in part, comment 1 from our letter dated December 11, 2013. You continue to provide contradictory statements throughout the prospectus about whether the selling shareholders will sell their shares at a fixed price for the duration of the offering. On the one hand, you disclose in the first paragraph of the prospectus cover page and elsewhere that the selling shareholders "will sell at a fixed price of $0.10 per share for the duration of the offering." On the other hand, you disclose in the second paragraph of the prospectus cover page and elsewhere that the selling shareholders will sell their shares "at a fixed price of $0.10 per share until our common stock is quoted on the OTC Bulletin Board ('OTCBB') and thereafter at a prevailing market prices or privately negotiated prices or in transactions that are not in the public market." Please note that the nature of the offering is an indirect primary offering by the company due to the shell company status of the company and underwriter status of the selling shareholders. As such, Rule

415(a)(1)(i) for secondary offerings is not available for the offering. Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not because the company is not eligible to conduct a primary offering on Form S-3. As a result, the offering price of the shares being sold by the selling shareholders must be fixed for the duration of the offering <u>even after</u> the company's common stock is quoted on the OTCBB or other quotation system. Please revise your disclosure throughout the prospectus to remove all disclosure that contradicts that the selling shareholders must sell their shares at $0.10 per share for the duration of the offering. Delete all statements that the selling shareholders will be able to sell at prevailing market prices or privately negotiated prices once the company's common stock is quoted on the OTCBB or other quotation system.

Summary of Financial Information, Statement of Operations, page 3

2.   Please provide the cumulative amounts from your inception date, March 7, 2013, through October 31, 2013.

Selling Security Holders, page 13

3.   Please either remove third and fourth sentences of the sixth paragraph on page 13 or tell us why have not verified who holds your shares or the identity of the selling shareholders and amount of shares they are offering.

Plan of Distribution, page 14

4.   Since the selling shareholders <u>are</u> underwriters, please remove the statement in the last paragraph of page 14 that the selling shareholders "<u>may</u> be deemed to be underwriters" (emphasis added).

Balance Sheets, F-2

5.   Please label the July 31, 2013 column as unaudited.

Note 3 Stockholders' Equity, (c) In-Kind Contribution of Services, page F-6

6.   Please delete disclosure of contributed services for the year ended July 31, 2013, as this period is not presented in the unaudited financial statements.

John Falhberg
TravelSafe, Inc.
December 24, 2013
Page 3

      You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                Sincerely,

                /s/ Robert S. Littlepage for

                Larry Spirgel
                Assistant Director

cc: Via E-mail
       Gregg E. Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC